UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

T. Scott Martin

President

Rivercrest Royalties Holdings II, LLC

777 Taylor Street, Suite 810

Fort Worth, Texas 76102

(817) 945-9700

Bryan H. Lawrence

Yorktown Energy Partners X, L.P.

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2100

Copies to:

Jeff M. Dobbs	Ann Marie Cowdrey
Mayer Brown LLP	Thompson & Knight LLP
700 Louisiana Street, Suite 3400	One Arts Plaza
Houston, Texas 77002	1722 Routh Street, Suite 1500
(713) 238-3000	Dallas, Texas 75201-2533
(214) 969-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Rivercrest Royalties Holdings II, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,241,679(1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,241,679

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,241,679

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.4%(2)

(14)	Type of Reporting Person (See Instructions) OO

(1)

Includes 1,241,679 common units representing limited liability company interests (“Opco Common Units”) of Kimbell Royalty Operating, LLC, a Delaware limited liability company, which, together with an equal number of Class B common units representing limited partner interests (“Class B Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), are exchangeable on a one-for-one basis for common units representing limited partner interests of the Issuer (“Common Units”).

(2)

Based on 18,056,487 Common Units outstanding as of December 12, 2018, as provided to the Yorktown Reporting Persons (as defined below) and Rivercrest Royalties Holdings II, LLC (“Holdings II” and, together with the Yorktown Reporting Persons, the “Reporting Persons”) by the Issuer, plus 1,241,679 Common Units that may be issued to Holdings II upon exchange of an equal number of Opco Common Units and Class B Units.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown Energy Partners X, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,167,313

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 2,167,313

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,167,313(1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 11.2%(3)

(14)	Type of Reporting Person (See Instructions) PN

(1)

Includes 925,634 Common Units owned by Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown”), which were previously reported on Schedule 13G by the Yorktown Reporting Persons on December 28, 2017. Yorktown X Company LP, a Delaware limited partnership (“Yorktown Company”), is the sole general partner of Yorktown. Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown Associates” and together with Yorktown and Yorktown Company, the “Yorktown Reporting Persons”), is the sole general partner of Yorktown Company. As a result, Yorktown Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the 925,634 Common Units owned by Yorktown. Yorktown Company and Yorktown Associates disclaim beneficial ownership of the securities owned by Yorktown, except to the extent of their pecuniary interests therein.

(2)

Includes 1,241,679 Opco Common Units, which, together with an equal number of Class B Units, are exchangeable on a one-for-one basis for Common Units. The 1,241,679 Opco Common Units and Class B Units are directly owned by Holdings II. Yorktown is a member of Holdings II and currently owns a majority of the outstanding units in Holdings II. Under the terms of Holdings II’s governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings II for so long as Yorktown owns a majority of the outstanding units in Holdings II. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings II. Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, each of the Yorktown Reporting Persons may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the securities owned by Holdings II. Each of the Yorktown Reporting Persons disclaims beneficial ownership of the securities owned by Holdings II except to the extent of its pecuniary interest therein.

(3)

Based on 18,056,487 Common Units outstanding as of December 12, 2018, as provided to the Reporting Persons by the Issuer, plus 1,241,679 Common Units that may be issued to Holdings II upon exchange of an equal number of Opco Common Units and Class B Units.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown X Company LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,167,313

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 2,167,313

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,167,313(1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 11.2%(3)

(14)	Type of Reporting Person (See Instructions) PN

(1)

Includes 925,634 Common Units owned by Yorktown, which were previously reported on Schedule 13G by the Yorktown Reporting Persons on December 28, 2017. Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, Yorktown Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the 925,634 Common Units owned by Yorktown. Yorktown Company and Yorktown Associates disclaim beneficial ownership of the securities owned by Yorktown, except to the extent of their pecuniary interests therein.

(2)

Includes 1,241,679 Opco Common Units, which, together with an equal number of Class B Units, are exchangeable on a one-for-one basis for Common Units. The 1,241,679 Opco Common Units and Class B Units are directly owned by Holdings II. Yorktown is a member of Holdings II and currently owns a majority of the outstanding units in Holdings II. Under the terms of Holdings II’s governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings II for so long as Yorktown owns a majority of the outstanding units in Holdings II. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings II. Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, each of the Yorktown Reporting Persons may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the securities owned by Holdings II. Each of the Yorktown Reporting Persons disclaims beneficial ownership of the securities owned by Holdings II except to the extent of its pecuniary interest therein.

(3)

Based on 18,056,487 Common Units outstanding as of December 12, 2018, as provided to the Reporting Persons by the Issuer, plus 1,241,679 Common Units that may be issued to Holdings II upon exchange of an equal number of Opco Common Units and Class B Units.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown X Associates LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,167,313

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 2,167,313

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,167,313(1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 11.2%(3)

(14)	Type of Reporting Person (See Instructions) OO

(1)

Includes 925,634 Common Units owned by Yorktown. Yorktown Company is the sole general partner of Yorktown, which were previously reported on Schedule 13G by the Yorktown Reporting Persons on December 28, 2017. Yorktown Associates, is the sole general partner of Yorktown Company. As a result, Yorktown Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the 925,634 Common Units owned by Yorktown. Yorktown Company and Yorktown Associates disclaim beneficial ownership of the securities owned by Yorktown, except to the extent of their pecuniary interests therein.

(2)

Includes 1,241,679 Opco Common Units, which, together with an equal number of Class B Units, are exchangeable on a one-for-one basis for Common Units. The 1,241,679 Opco Common Units and Class B Units are directly owned by Holdings II. Yorktown is a member of Holdings II and currently owns a majority of the outstanding units in Holdings II. Under the terms of Holdings II’s governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings II for so long as Yorktown owns a majority of the outstanding units in Holdings II. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings II. Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, each of the Yorktown Reporting Persons may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the securities owned by Holdings II. Each of the Yorktown Reporting Persons disclaims beneficial ownership of the securities owned by Holdings II except to the extent of its pecuniary interest therein.

(3)

Based on 18,056,487 Common Units outstanding as of December 12, 2018, as provided to the Reporting Persons by the Issuer, plus 1,241,679 Common Units that may be issued to Holdings II upon exchange of an equal number of Opco Common Units and Class B Units.

Preliminary Statement

This Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), issuable to Rivercrest Royalties Holdings II, LLC, a Delaware limited liability company (“Holdings II”), upon exchange, on a one-for-one basis, of common units representing limited liability company interests (“Opco Common Units”) of Kimbell Royalty Operating, LLC, a Delaware limited liability company (the “Operating Company”), together with an equal number of Class B common units representing limited partner interests (“Class B Units”) of the Issuer.

T. Scott Martin (“Martin”) is the Chief Executive Officer, President and Chairman of the Board of Managers of Holdings II (as defined below) and a member of T. Scott Martin Oil & Gas, LLC (“TSM Oil & Gas”), which is a member of Holdings II; he is also a member of the Board of Directors (the “Board”) of Kimbell Royalty GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”). Robert D. Ravnaas (“R. Ravnaas”) is a member of Westside Energy LLC (“Westside”), which is a member of Holdings II; he is also the Chief Executive Officer and Chairman of the Board of the General Partner. Robert Davis Ravnaas (“D. Ravnaas”) is the Vice President and Chief Financial Officer of Holdings II and a member of Westside, which is a member of Holdings II; he is also the President and Chief Financial Officer of the General Partner. None of Messrs. R. Ravnaas, D. Ravnaas or Martin has voting or investment power with respect to Holdings II. Each of Messrs. R. Ravnaas, D. Ravnaas and Martin disclaims beneficial ownership of any Common Units issuable upon exchange by Holdings II of its Opco Common Units and Class B Units except to the extent of his pecuniary interest therein. In their respective capacities as executive officers or directors of the General Partner, as applicable, Messrs. R. Ravnaas, D. Ravnaas and Martin may take an active role in strategy and business decisions involving the Issuer.

The Yorktown Reporting Persons (as defined below) previously filed an ownership report with respect to the equity securities of the Issuer on Schedule 13G on December 28, 2017. As a precautionary measure, the Reporting Persons (as defined below) have elected to file this Statement on Schedule 13D rather than Schedule 13G given Mr. Martin’s role as a member of the Board of the General Partner, Mr. R. Ravnaas’ role as Chief Executive Officer and Chairman of the Board of the General Partner, and Mr. D. Ravnaas’ role as President and Chief Financial Officer of the General Partner, and in case the actions of Messrs. R. Ravnaas, D. Ravnaas or Martin in their applicable capacities as executive officers or directors of the General Partner are attributed to Holdings II or should Holdings II, as a holder of Opco Common Units and Class B Units, be a participant in a transaction involving the Issuer. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Persons that the actions of Messrs. R. Ravnaas, D. Ravnaas or Martin are attributable to Holdings II, and Holdings II hereby disclaims any such actions by Messrs. R. Ravnaas, D. Ravnaas or Martin. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Persons or Messrs. R. Ravnaas, D. Ravnaas or Martin that such a statement is required to be filed pursuant to Section 240.13d-1(e), or otherwise, or that the Reporting Persons hold securities of the Issuer with a purpose or effect of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Persons that they do not continue to be eligible to file a statement on Schedule 13G, pursuant to Section 240.13d-1(c), as persons who, among other things, have not acquired such securities with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 1.         Security and Issuer

This Schedule 13D relates to the Common Units issuable upon exchange, on a one-for-one basis, of Opco Common Units and Class B Units. The address of the principal executive office of the Issuer is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.

Item 2.         Identity and Background

(a)                                 This Schedule 13D is jointly filed by and on behalf of each of Holdings II, Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown”), Yorktown X Company LP, a Delaware limited partnership (“Yorktown Company”), and Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown Associates” and together with Yorktown and Yorktown Company, the “Yorktown Reporting Persons”), pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated by reference herein. Holdings II and each of the Yorktown Reporting Persons are referred to individually as a “Reporting Person” and collectively as the “Reporting Persons” in this Schedule 13D. Certain information required by this Item 2 concerning the executive officers, directors, managers or other control persons of Holdings II and of the Yorktown Reporting Persons (collectively, the “Covered Individuals”) is set forth on Exhibit 99.2 to this Schedule 13D, which is incorporated by reference herein.

(b)                                 The principal business address of Holdings II is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102. The principal business address of the Yorktown Reporting Persons is 410 Park Avenue, 19th Floor, New York, New York 10022. The principal business address of each of the Covered Individuals is set forth on Exhibit 99.2 to this Schedule 13D, which is incorporated by reference herein.

(c)                                  The principal business of Holdings II is to invest in mineral and royalty interests in oil and natural gas properties. The principal business of Yorktown is to invest in equity securities of energy companies. The principal business of Yorktown Company is to manage Yorktown. The principal business of Yorktown Associates is to manage Yorktown Company. The present principal occupation of each of the Covered Individuals, and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Exhibit 99.2 to this Schedule 13D, which is incorporated by reference herein.

(d)                                 During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The place of organization of each Reporting Person is Delaware. All of the Covered Individuals are citizens of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration

The Issuer was formed on October 30, 2015 as a Delaware limited partnership to own and acquire mineral and royalty interests in oil and natural gas properties throughout the United States.

On November 20, 2018, Holdings II entered into a Purchase and Sale Agreement, by and among Holdings II, the Issuer, the Operating Company, and the other parties named therein (together with Holdings II, the “Sellers”), attached hereto as Exhibit 99.12 (the “Purchase Agreement”). The Issuer and Operating Company are referred to collectively as the “Buyer Parties” and the transactions contemplated by the Purchase Agreement are referred to as the “Dropdown.” Upon the closing of the Dropdown, in exchange for the sale by Holdings II of all of the limited liability company interests in Rivercrest Royalties II, LLC, a Delaware limited liability company, to the Buyer Parties, (a) the Operating Company issued to Holdings II 1,241,679 Opco Common Units and (b) the Issuer issued to Holdings II 1,241,679 Class B Units, which, together with the Opco Common Units, are exchangeable at the discretion of the unitholder on a one-for-one basis for Common Units. As additional consideration with respect to the Class B Units, Holdings II paid to the Issuer an amount equal to five cents for each Class B Unit received (the “Class B Contribution”), entitling Holdings II to receive quarterly cash distributions equal to 2% of its Class B Contribution, subsequent to distributions on the Series A Cumulative Convertible Preferred Units of the Issuer (“Series A Preferred

Units”) but prior to distributions on the Common Units. The consideration for the Dropdown is subject to certain adjustments as set forth in the Purchase Agreement, some of which may be made in cash and others of which may be made by increasing or decreasing the number of units issued.

Item 4.         Purpose of Transaction

Holdings II acquired 1,241,679 Opco Common Units and 1,241,679 Class B Units (exchangeable at the discretion of the unitholder on a one-for-one basis for the Common Units) reported herein solely for investment purposes. Yorktown is a member of Holdings II and currently owns a majority of the outstanding units in Holdings II. Under the terms of Holdings II’s governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings II for so long as Yorktown owns a majority of the outstanding units in Holdings II. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings II. Yorktown Company is the sole general partner of Yorktown, and Yorktown Associates is the sole general partner of Yorktown Company. Each of the Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on, as applicable, such Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

Mr. Martin, the Chief Executive Officer, President and Chairman of the Board of Managers of Holdings II and a member of TSM Oil & Gas, which is a member of Holdings II, is a member of the Board of the General Partner. Mr. R. Ravnaas, a member of Westside, which is a member of Holdings II, is the Chief Executive Officer and Chairman of the Board of the General Partner. Mr. D. Ravnaas, the Vice President and Chief Financial Officer of Holdings II and a member of Westside, which is a member of Holdings II, is the President and Chief Financial Officer of the General Partner. In their applicable capacities as executive officers or directors of the General Partner, Messrs. R. Ravnaas, D. Ravnaas and Martin may from time to time consider, discuss with senior management and participate in Board deliberations about plans or proposals which relate to or would result in the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The actions of Messrs. R. Ravnaas, D. Ravnaas and Martin in their applicable capacities as executive officers or directors of the General Partner may be attributable to Holdings II. In such case, Holdings II may be deemed from time to time to consider plans or proposals relating to, or may be a participant, as a limited partner of the Issuer, in the following matters.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D:

(a)                                 Pursuant to the Purchase Agreement,  as described in Item 6, Holdings II is restricted from selling any of its Opco Common Units for a period of 120 days after December 20, 2018, subject to certain limited and specified exceptions. The information contained in Item 6 is incorporated herein by reference.

The General Partner may grant unit options, unit appreciation rights, restricted units, unit awards, phantom units and distribution equivalent rights (the “awards”) to employees, officers, consultants and directors of the General Partner (which includes Mr. R. Ravnaas, Mr. D. Ravnaas and Mr. Martin), the Operating Company, and their respective affiliates, who perform services for the Issuer, pursuant to the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (as amended, the “LTIP”). Common Units to be delivered pursuant to awards under the LTIP may be Common Units acquired by the General Partner in the open market, from any other person, directly from the Issuer, or any combination of the foregoing. References to, and descriptions of, the LTIP as set forth in this Item 4 are qualified in their entirety by reference to the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan attached hereto as Exhibit 99.3 and the First Amendment to the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan attached hereto as Exhibit 99.5, which are incorporated in their entirety in this Item 4.

In addition, the Operating Company previously entered into a service agreement with Steward Royalties, LLC (“Steward Royalties”), of which Mr. R. Ravnaas is the sole member. Pursuant to such agreement, Steward Royalties assists in sourcing, evaluating (including providing pricing guidance, reservoir engineering analysis, and geological work), and negotiating acquisition opportunities, and provide ongoing petroleum engineering services. Steward Royalties receives a monthly services fee in connection with such agreement. Subject to the approval of the board of directors of the General Partner, the monthly services fee shall be adjusted (i) annually, (ii) in the event of any sale of serviced properties or (iii) in the event of the provision of any additional management services (including with respect to acquisitions of new properties). As a result of such service agreement, Mr. R. Ravnaas, as the sole member of Steward Royalties, is considered a consultant under the LTIP and therefore may receive awards under the LTIP.

(b)                                 None.

(c)                                  None.

(d)                                 The General Partner has sole responsibility for conducting the Issuer’s business and managing its operations and is ultimately controlled by affiliates of the Issuer’s founders (such affiliates of the Issuer’s founders, the “Sponsors”). Mr. R. Ravnaas is one of the Issuer’s founders and owns 100% of a Sponsor that owns a 33.3% membership interest in Kimbell GP Holdings, LLC, the sole member of the General Partner (“GP Holdings”). Mr. R. Ravnaas is also a member of Westside, which is a member of Holdings II, which is a Reporting Person and a unitholder in the Issuer, and a director of the General Partner. Neither the General Partner nor its Board will be elected by the Issuer’s unitholders. As a result of controlling the General Partner, the Sponsors have the right to appoint all members of the Board of the General Partner, including independent directors. To the knowledge of the Reporting Persons, Mr. R. Ravnaas, however, has no present intention of changing the Board or management of the General Partner.

(e)                                  Subject to the restrictions contained in the Partnership Agreement and the General Partner LLC Agreement (each as defined below), the Board of the General Partner, of which R. Ravnaas is a member and all of the members of which are appointed by the Sponsors, one of which is owned 100% by R. Ravnaas, may cause the Issuer to change its cash distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. Mr. R. Ravnaas, however, has no present intention of changing the current cash distribution policy or capitalization of the Issuer.

(f)                                   None.

(g)                                  None.

(h)                                 None.

(i)                                     None.

(j)                                    Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in paragraphs (a) through (i), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.         Interest in Securities of the Issuer

(a)                                 The information set forth in Items 11 and 13 of the cover pages hereto is incorporated herein by reference. The ownership percentages set forth in Item 13 are calculated pursuant to Rule 13d-3 of the Act and are based on 18,056,487 Common Units outstanding as of December 12, 2018, as provided to the Reporting Persons by the Issuer, plus 1,241,679 Common Units that may be issued to Holdings II upon exchange of an equal number of Opco Common Units and Class B Units. If all Opco Common Units and Class B Units held by the Reporting Persons and all other holders were exchanged for newly issued Common Units, there would be a total of 37,509,745 Common Units outstanding, and Holdings II would be deemed to be the beneficial owner of 3.3% of the outstanding Common Units while the Yorktown Reporting Persons would be deemed, in the aggregate, to be the beneficial owners of 5.8% of the outstanding Common Units. See Exhibit 99.2 for the aggregate number and percentage of Common Units beneficially owned by the Covered Individuals. The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person. Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.2, neither the Reporting Persons nor, to the best of their knowledge, any of the Covered Individuals owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b)                                 The information set forth in Items 7 through 10 of the cover pages hereto is incorporated herein by reference. See Exhibit 99.2 for information regarding the number of Common Units as to which the Covered Individuals have sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.2, neither the Reporting Persons nor, to the best of their knowledge, any of the Covered Individuals has sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, any Common Units.

(c)                                  Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, any of the Covered Individuals has effected any transactions in the Common Units during the past 60 days.

(d)                                 Except as otherwise described herein, no person other than the Reporting Persons or the Covered Individuals has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units reported as beneficially owned by such persons on this Schedule 13D.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

Joint Filing Agreement

Each of the Reporting Persons is party to a Joint Filing Agreement, dated as of December 31, 2018 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Schedule 13D and any and all amendments and supplements hereto with the Securities and Exchange Commission (the “SEC”).

References to, and descriptions of, the Joint Filing Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated in its entirety in this Item 6.

First Amended and Restated Limited Liability Company Agreement of the General Partner

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (the “General Partner LLC Agreement”), GP Holdings has the right to elect the members of the Board of the General Partner. The Sponsor that is 100% owned by Mr. R. Ravnaas owns 33.33% of the membership interests in GP Holdings.

References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement attached hereto as Exhibit 99.6, which is incorporated in its entirety in this Item 6.

Contribution Agreement

In connection with the closing of the Issuer’s initial public offering on February 8, 2017, the Issuer entered into a Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Royalty Holdings, LLC, Kimbell Intermediate Holdings, LLC and the other parties named therein attached hereto as Exhibit 99.3 (the “Contribution Agreement”). Pursuant to the Contribution Agreement and the registration rights described in Exhibit K thereto, the entities and individuals that contributed certain mineral and royalty interests to the Issuer (the “Contributing Parties”), have specified demand and piggyback participation rights with respect to the registration and sale of Common Units held by them or their affiliates. At any time following the time when the Issuer is eligible to file a registration statement on Form S-3, each of the Sponsors (including the Sponsor that is 100% owned by Mr. R. Ravnaas) has the right to cause the Issuer to prepare and file a registration statement on Form S-3 with the SEC covering the offering and sale of Common Units held by its affiliates. The Issuer is not obligated to effect more than one such demand registration in any 12-month period or two such demand registrations in the aggregate. If the Issuer proposes to file a registration statement pursuant to a Sponsor’s demand registration discussed above, the Contributing Parties, may request to “piggyback” onto such registration statement in order to offer and sell Common Units held by them or their affiliates. The Issuer has agreed to pay all registration expenses in connection with such demand and piggyback registrations, excluding underwriters’ compensation, stock transfer taxes or counsel fees.

References to, and descriptions of, the Contribution Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Contribution Agreement attached hereto as Exhibit 99.7, which is incorporated in its entirety in this Item 6.

Recapitalization Agreement and Restructuring

On July 24, 2018, the Issuer entered into a Recapitalization Agreement (the “Recapitalization Agreement”), by and among the General Partner, the Operating Company and certain unitholders of the Issuer (the “Exchanging Unitholders”), pursuant to which, on September 23, 2018, (i) the Issuer’s equity interest in the Operating Company was recapitalized into newly issued Opco Common Units and newly issued Series A Cumulative Convertible Preferred Units of the Operating Company (“Opco Series A Preferred Units”), (ii) the Exchanging Unitholders delivered and assigned to the Issuer all of their Common Units in exchange for an equivalent number of (A) newly issued Class B Units and (B) newly issued Opco Common Units, in connection with the implementation of an Up-C structure (the “Restructuring”), and (iii) the Issuer amended and restated the limited liability company agreement of the Operating Company (as amended and restated, the “Opco LLC Agreement”) to reflect the Restructuring.

Pursuant to the terms of the Recapitalization Agreement, the Exchanging Unitholders paid the Class B Contribution. The Exchanging Unitholders, as holders of Class B Units, are entitled to receive cash distributions equal to 2% per quarter on their respective Class B Contribution, subsequent to distributions on the Series A Preferred Units but in preference to distributions on the Common Units.

In connection with the Restructuring, the Sponsors contributed 30,000 Common Units to GP Holdings, which is the sole member of the General Partner. As a 100% owner of a Sponsor that owns a 33.33% membership interest in GP Holdings, Mr. R. Ravnaas contributed 10,000 Common Units to GP Holdings. The contribution was for no consideration and did not result in a change in Mr. R. Ravnaas’ pecuniary interest in the 10,000 Common Units.

References to, and descriptions of, the Recapitalization Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Recapitalization Agreement attached hereto as Exhibit 99.8, which is incorporated in its entirety in this Item 6.

Exchange Agreement

The Restructuring, including the transactions contemplated by the Recapitalization Agreement, was completed on September 23, 2018. Simultaneously with the closing of the Restructuring, the Issuer, the General Partner, the Operating Company and the Exchanging Unitholders entered into the Exchange Agreement (the

“Exchange Agreement”). Pursuant to the terms of the Exchange Agreement, each of the Exchanging Unitholders has the right to tender its Opco Common Units, together with an equal number of Class B Units (together, the “Tendered Units”), for redemption to the Operating Company. Each of the Exchanging Unitholders has the right to receive, at the election of the Operating Company, either a number of Common Units equal to the number of Tendered Units or a cash payment equal to the number of Tendered Units multiplied by the current market price of the Common Units. In addition, the Issuer has the right, but not the obligation, to directly purchase all or a portion of such Tendered Units for either a number of Common Units equal to the number of Tendered Units the Issuer elects to purchase or a cash payment equal to the number of Tendered Units the Issuer elects to purchase multiplied by the current market price of the Common Units.

If the Operating Company elects to require the delivery of Common Units in exchange for any Tendered Units or the Issuer elects to purchase any Tendered Units using Common Units as consideration, the exchange will be on a one-for-one basis, subject to adjustment in the event of splits or combinations of units, distributions of warrants or other unit purchase rights, specified extraordinary distributions and similar events. The Exchange Agreement provides that no party will have the right to exchange its Opco Common Units if the Issuer reasonably determines that such exchange would be prohibited by applicable law or regulation.

References to, and descriptions of, the Exchange Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Exchange Agreement attached hereto as Exhibit 99.9, which is incorporated in its entirety in this Item 6.

Third Amended and Restated Agreement of Limited Partnership of the Issuer

Simultaneously with the closing of the Restructuring, the General Partner executed the Third Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 23, 2018 (the “Partnership Agreement”). The primary purpose of the entry into the Partnership Agreement was to delete or amend provisions of the Second Amended and Restated Agreement of Limited Partnership of the Issuer to reflect the Issuer’s U.S. federal income tax classification as an entity taxable as a corporation and to reflect the effects of the Restructuring.

Cash Distributions

The Partnership Agreement requires the Issuer to distribute all of its cash on hand at the end of each quarter, less reserves established by the General Partner. The Issuer refers to this cash as “available cash.” The holders of the Series A Preferred Units are entitled to receive distributions in respect thereof prior to the distribution of amounts in respect of the Class B Contribution or the Common Units. Following distributions to the Series A Preferred Units, the Issuer will make distributions of available cash, if any.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by the General Partner without the approval of the unitholders. Upon issuance of additional Common Units or Series A Preferred Units, the Issuer must contribute the net cash proceeds or other consideration received from the issuance of such additional Common Units or Series A Preferred Units to the Operating Company in exchange for an equivalent number of Opco Common Units or Opco Series A Preferred Units. Notwithstanding the foregoing, the Issuer may issue Common Units without such contribution (a) pursuant to the Exchange Agreement, (b) pursuant to employee benefit plans or (c) pursuant to a distribution (including any split or combination) of Common Units or Series A Preferred Units to all of the holders of Common Units or Series A Preferred Units.

Limited Voting Rights

The General Partner manages and operates the Issuer. Unlike the holders of common stock in a corporation, the Issuer’s unitholders have only limited voting rights on matters affecting the Issuer’s business. The Issuer’s unitholders have no right to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed unless that removal is both (i) for cause and (ii) approved by a vote of the holders of not less than 66 2/3% of the outstanding units of the Issuer, including any Common Units and Class B Units owned by the General Partner and its affiliates, voting together as a single class.

The Reporting Persons do not have the ability to prevent the involuntary removal of the General Partner. However, the Sponsors, one of whom is 100% owned by Mr. R. Ravnaas, indirectly own and control the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates (including the Sponsors and their respective affiliates) own more than 80% of the sum of (i) the number of outstanding Common Units and (ii) the number of outstanding Class B Units, the General Partner will have the right, but not the obligation, to purchase all of the remaining Common Units and Class B Units (treating the Common Units and Class B Units as a single class) at a price not less than the then-current market price of the Common Units, as calculated in accordance with the Partnership Agreement.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement attached hereto as Exhibit 99.10, which is incorporated in its entirety in this Item 6.

First Amended and Restated Limited Liability Company Agreement of the Operating Company

Simultaneously with the closing of the Restructuring, the Issuer executed the Opco LLC Agreement. The primary purpose of amending and restating the limited liability company agreement of the Operating Company was to reflect the consummation of the Restructuring and to implement provisions providing for a multi-member limited liability company. Pursuant to the Opco LLC Agreement, the Issuer is the managing member and each of the Exchanging Unitholders is a non-managing member. The non-managing members have limited voting rights and are entitled to distributions.

The Opco LLC Agreement also reflects additional tax provisions to provide that the Operating Company (i) maintain a capital account for each member, (ii) allocate income and losses of the Operating Company based on the members’ respective percentage interest in the Operating Company, (iii) provide the tax characterization of the Operating Company as a continuation of an existing partnership (but not as a publicly traded partnership within the meaning of the Internal Revenue Code), (iv) require that the Operating Company file tax returns and provide certain information to its members and (v) upon liquidation, distribute cash or property to the members in accordance with their respective capital account balances.

At any time, subject to certain restrictions in the Exchange Agreement, any non-managing member may exchange its Opco Common Units (together with its Class B Units) for Common Units or a cash payment pursuant to and in accordance with the Exchange Agreement and the Partnership Agreement. The Opco LLC Agreement provides for certain additional transfer restrictions of Opco Common Units (and other equity interests in the Operating Company).

The Opco LLC Agreement requires that, after setting aside such reserves as the Issuer, in its capacity as the managing member of the Operating Company, determines, within 45 days after the end of each quarter, the Operating Company will distribute its available cash to its unitholders of record on the applicable record date.

References to, and descriptions of, the Opco LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Opco LLC Agreement attached hereto as Exhibit 99.11, which is incorporated in its entirety in this Item 6.

Purchase Agreement

Pursuant to the Purchase Agreement, Holdings II agreed not to sell any of its Opco Common Units for a period of 120 days after December 20, 2018. References to, and descriptions of, the Purchase Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Purchase Agreement attached hereto as Exhibit 99.12, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated as of December 20, 2018, by and among the Issuer and the Sellers (the “Registration Rights Agreement”), the Sellers, including Holdings II, have registration rights with respect to the resale of the Common Units issued or issuable upon the conversion of the Opco Common Units and a corresponding number of Class B Units issued in connection with the Dropdown (the “Registrable Securities”). Pursuant to the Registration Rights Agreement, among other things, the Issuer will (i) prepare a shelf registration statement or an amendment to its existing shelf registration statement, in either event, with respect to the resale of the Registrable Securities that would permit some or all of the Registrable Securities to be resold in registered transactions (the “Shelf Registration Statement”), file the Shelf Registration Statement with the SEC within 30 days of the execution of the Registration Rights Agreement and use its reasonable best efforts to cause the Shelf Registration Statement to become effective as soon as reasonably practicable following such filing, but in any event within 180 days of the execution of the Registration Rights Agreement, and (ii) use its reasonable best efforts to maintain the effectiveness of the Shelf Registration Statement while the Sellers and each of their transferees that hold Registrable Securities are in possession of Registrable Securities.

References to, and descriptions of, the Registration Rights Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Registration Rights Agreement attached hereto as Exhibit 99.13, which is incorporated in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Exhibit Description
99.1	Joint Filing Agreement, dated as of December 31, 2018, by and among the Reporting Persons (filed herewith).

99.2	Additional Information Regarding Reporting Persons and Covered Individuals (filed herewith).

99.3

Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2017 and incorporated herein in its entirety by reference).

99.4

Form of Restricted Unit Award Agreement under the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 11, 2017 and incorporated herein in its entirety by reference).

99.5

First Amendment to the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.6

First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.7

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the SEC on January 6, 2017 and incorporated herein in its entirety by reference).

99.8

Recapitalization Agreement, dated as of July 24, 2018, by and among the Exchange Right Holders (as defined therein), the Issuer, the General Partner, the Operating Company and Haymaker Resources, LP (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 27, 2018 and incorporated herein in its entirety by reference).

99.9

Exchange Agreement, dated as of September 23, 2018, by and among Haymaker Minerals & Royalties, LLC, EIGF Aggregator III LLC, TE Drilling Aggregator LLC, Haymaker Management, LLC, Kimbell Art Foundation, the Issuer, the General Partner and the Operating Company (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.10

Third Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 23, 2018 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.11

First Amended and Restated Limited Liability Company Agreement of the Operating Company, dated as of September 23, 2018 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.12

Purchase and Sale Agreement, dated as of November 20, 2018, by and among Rivercrest Capital Partners LP, Kimbell Art Foundation, Cupola Royalty Direct, LLC, Holdings II, the Issuer and the Operating Company (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 23, 2018 and incorporated herein in its entirety by reference).

99.13

Registration Rights Agreement, dated as of December 20, 2018, by and among the Issuer, Rivercrest Capital Partners LP, Kimbell Art Foundation, Cupola Royalty Direct, LLC and Holdings II (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2018 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 31, 2018

RIVERCREST ROYALTIES HOLDINGS II, LLC

By:	/s/ T. Scott Martin
T. Scott Martin, President

YORKTOWN ENERGY PARTNERS X, L.P.

By:	Yorktown X Company LP,
its general partner

	By:	Yorktown X Associates LLC,
its general partner

		By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN X COMPANY LP

By:	Yorktown X Associates LLC,
its general partner

	By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN X ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager